SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2013
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Director

Results of the 31st Annual General Meeting of Shareholders

1. Approval of Financial Statements (kt Stand-alone)

		(Unit: KRW Million, except for earnings per share)

The 31st Fiscal Year (Fiscal Year ended December 31, 2012)

- Total Assets	26,508,776	- Revenues	18,863,237
- Total liabilities	14,637,581	- Operating income	1,074,656
- Capital stock	1,564,499	- Net income	719,352
- Total Stockholders’ Equity	11,871,195	Basic earnings per share (KRW)	2,953
Audit Opinion		Unqualified

2. Approval of Dividends
Regular cash dividend per share (KRW)	2,000
Total cash dividends (KRW)	487,444,782,000
Dividend ratio to market value	5.2%[1]

3. Status of Directors (as of the date of appointment)

A. Approval of Appointment of Directors		Appointment of Directors - Two (2) Inside Directors - Three (3) Outside Directors Appointment of member of Audit Committee -One(1) member of Audit Committee

B. Number of Outside Directors Following Appointment	Total number of directors Number of outside directors Percentage of outside directors (%)	11 8 72.7%

C. Number of Auditors Following Appointment	Standing auditors	-
	Non-standing auditor	-

D. Number of Members of Audit Committee Following Appointment	Number of members of Audit Committee who are outside directors	4

	Number of members of Audit Committee who are non-outside directors	0

4. Details of Other Resolutions

Agenda Item No. 1. Approval of Financial Statements: approved as originally proposed

Agenda Item No. 2. Amendment of Articles of Incorporation: approved as originally proposed

Agenda Item No. 3. Election of Directors: approved as originally proposed

[1]	The applied share price is the average of 1 week prior to the ex-dividend day.

(Total of five(5) directors: Two(2) Inside Directors, Three(3) Outside Directors)

•         Agenda Item No. 3-1, Inside Director Candidate <Hyun Myung Pyo> : approved as originally proposed

•         Agenda Item No. 3-2, Inside Director Candidate <Young Kim>: approved as originally proposed

•         Agenda Item No. 3-3, Outside Director Candidate <Jong Hwan Song>: approved as originally proposed

•         Agenda Item No. 3-4, Outside Director Candidate <Sang Kyun Cha>: approved as originally proposed

•         Agenda Item No. 3-5, Outside Director Candidate <Do Kyun Song>: approved as originally proposed

•         Agenda Item No. 4. Election of member of Audit Committee : approved as originally proposed

•         Agenda Item No. 5. Approval of Limit on Remuneration of Directors : approved as originally proposed

5. Date of Annual General Meeting of Shareholders	March 15, 2013

6. Reference	AGM Notice on February 18, 2013

Details Relating to Elected Inside Directors

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Hyun Myung Pyo	October 21, 1958	1 year	Reelected

Head of Telecommunications & Convergence, KT

Head of Personal Customer Group

Head of Corporate Center

Head of WiBro Business Group, KT

Head of Marketing Group, KTF

Executive Vice President, Strategy Coordinating Office, KTF

					Head of Telecommunications & Convergence, KT	Ph.D., Electrical engineering from Korea University	Korea

Young Kim	September 8, 1956	1 year	Newly elected	Head of Corporate Center, KT Chief of Task Force Team of Group Strategy, Corporate Center, KT	Head of Corporate Center, KT	M.A., Electrical Engineering, University of London	U.K.

BT Group CTO Office, Vice President of Technology & Innovation

BT Exact, Program Director

BT Exact(R&D Center), Director of New Business Development

BT Global, Head of Technology & Capital Investment

Details Relating to Outside Director:

Name	Date of Birth	Term	Whether Newly Elected	Prior Work Experience	Current Position	Education	Nationality
Jong Hwan Song	September 5, 1944	3 years	Reelected

Visiting Professor, Department of Political Science, Chungbuk National University

Minister, Embassy of the Republic of Korea in Washington D.C.

Minister, Permanent Mission of the Republic of Korea to the United Nations

					Visiting Professor, Department of North Korean Studies, Myongji University	Ph.D., Department of Political Science, Graduate School, Hanyang University	Korea

Sang Kyun Cha	February 19, 1958	3 years	Reelected

Professor, Department of Electrical and Computer Engineering, Seoul National University

Director, Financial Management Committee, Seoul National University

Outside Director, SAP R&D Center Korea

Visiting Scholar, Computer Science, Stanford University

Researcher, Hewlett-Packard Research Lab, Palo Alto

					Professor, Department of Electrical and Computer Engineering, Seoul National University	Ph.D., Computer Systems, Stanford University	Korea

Do Kyun Song	September 20, 1943	3 years	Newly Elected

Standing member, Korea Communication Commission

Chair-professor, Department of Journalism and Broadcasting, Sookmyung Women’s University

Advisor to SBS Co.

CEO, SBS Co.

Director in Chief, SBS Co.

Anchor, SBS 8 o’clock News, SBS Co.

Editor in Chief, SBS Co.

MBC Newsroom

				Advisor to Bae, Kim & Lee LLC	Global Executive Management, Hankuk University of Foreign Studies	Korea

Details Relating to Elected Audit Committee Member:

Name	Date of Birth	Term	Whether Newly Elected	Whether Outside Director	Prior Work Experience	Current Position	Education	Nationality
Sang Kyun Cha	February 19, 1958	3 years	Newly Elected	A member of Audit Committee and an Outside Director

Professor, Department of Electrical and Computer Engineering, Seoul National University

Director, Financial Management Committee, Seoul National University

Outside Director, SAP R&D Center Korea

Visiting Scholar, Computer Science, Stanford University

Researcher, Hewlett-Packard Research Lab, Palo Alto

						Professor, Department of Electrical and Computer Engineering, Seoul National University	Ph.D., Computer Systems, Stanford University	Korea

Details of Changes in Articles of Incorporation

	Details	Reasons for Changes
Addition of Business Purpose	• Business facility management and business support service • Energy inspection, energy conservation, and other energy use rationalization business

•       To expand its real estate business to building management consulting service with its building energy and facility management solutions

•       To become a total energy usage consulting service provider by advancing into energy inspection business

Deletion of Business Purpose	-	-

Change of Business Purpose	-	-